Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three and nine months ended September 30, 2016:

	Three Months Ended September 30,		Nine Months Ended September 30,
amounts in thousands, except share and per share amounts	2016	2015	2016	2015
Net income	22,013	18,201	61,135	63,314

Basic weighted average shares	14,557,376	14,411,927	14,528,917	14,384,291
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	513,046	399,168	469,468	383,658
Diluted weighted average shares	15,070,422	14,811,095	14,998,385	14,767,949

Net income per common share:
Basic	$1.51	$1.26	$4.21	$4.40
Diluted	$1.46	$1.23	$4.08	$4.29